SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: August 12, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

Enclosed:

Interim Financial Statements to June 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: August 12, 2004	By: /s/ Beverly A. Bartlett

BEVERLY A. BARTLETT Corporate Secretary

SECOND QUARTER REPORT

JUNE 30, 2004

IVANHOE MINES LTD.

Consolidated Balance Sheets

	June 30,	December 31,
(Stated in U.S. $000’s)	2004	2003
	(Unaudited)	(Note 1 (b))
ASSETS
Current
Cash	$36,963	$108,177
Investments	50,000	50,000
Accounts receivable	10,395	6,790
Broken ore on leach pads	7,435	6,181
Inventories	15,873	21,289
Prepaid expenses	5,779	3,406

	126,445	195,843
Long-term investments	18,772	14,716
Mining property, plant and equipment	154,425	154,922
Other mineral property interests	49,358	49,796
Other capital assets	9,283	7,990
Future income taxes	1,633	1,781
Other assets	36,723	30,674

	$396,639	$455,722

LIABILITIES
Current
Accounts payable and accrued liabilities	$42,356	$53,272
Current portion of asset retirement obligations	—	388
Current portion of long-term debt (Note 4)	11,528	15,301

	53,884	68,961
Loan payable to related parties	5,088	5,088
Long-term debt (Note 4)	6,485	6,878
Other liabilities	19,611	19,423
Future income taxes	14,143	14,309
Non-controlling interest	5,060	5,816

	104,271	120,475

SHAREHOLDERS’ EQUITY
Share capital (Note 5)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
271,948,478 (2003–265,440,052) common shares	771,098	719,289
Special warrants	—	49,975
Additional paid-in capital	404	404
Contributed surplus	9,373	6,044
Deficit	(488,507)	(440,465)

	292,368	335,247

	$396,639	$455,722

APPROVED BY THE BOARD:

Director	Director

IVANHOE MINES LTD.

Consolidated Statements of Operations

	Three months ended June 30,		Six months ended June 30,
(Stated in U.S. $000’s)	2004	2003	2004	2003
(Unaudited)		(Note 1 (b))		(Note 1 (b))
Revenue	$31,887	$23,018	$59,639	$43,566
Cost of operations	(19,437)	(25,697)	(43,089)	(43,572)
Depreciation and depletion	(2,396)	(2,670)	(4,684)	(4,822)

Operating profit	10,054	(5,349)	11,866	(4,828)
Expenses
General and administrative	(4,906)	(3,330)	(10,258)	(6,312)
Interest on long-term debt	(535)	(644)	(1,071)	(1,288)
Exploration expenses	(24,845)	(15,186)	(45,507)	(25,993)
Depreciation	(535)	(432)	(997)	(680)

Loss before the following	(20,767)	(24,941)	(45,967)	(39,101)
Other income (expenses)
Mining property shut-down costs	(829)	(667)	(1,875)	(1,524)
Interest income	275	610	739	941
Foreign exchange gain (loss)	(1,087)	5,310	(3,008)	7,715
Gain on sale of investments (Note 7(b))	3,275	—	4,523	4,625
Share of loss of significantly influenced investee	(856)	(384)	(1,254)	(613)
Other	(403)	724	(529)	735

Loss before income and capital taxes and non-controlling interest	(20,392)	(19,348)	(47,371)	(27,222)
Provision for income and capital taxes	(415)	(311)	(1,427)	(1,395)

Loss before non-controlling interest	(20,807)	(19,659)	(48,798)	(28,617)
Non-controlling interest	637	—	756	—

Net loss	$(20,170)	$(19,659)	$(48,042)	$(28,617)

Loss per share
Basic and diluted	$(0.07)	$(0.08)	$(0.18)	$(0.12)

Weighted average number of shares outstanding (in 000’s)
Basic and diluted	271,805	246,057	271,588	235,624

IVANHOE MINES LTD.

Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars)

(unaudited)

	Share Capital			Additional
	Number		Special	Paid-In	Contributed
	of Shares	Amount	Warrants	Capital	Surplus	Deficit	Total
Balances, December 31, 2003	265,440,052	$719,289	$49,975	$404	$6,044	$(440,465)	$335,247
Shares issued for:
Exercise of special warrants	5,760,000	49,975	(49,975)	—	—	—	—
Exercise of stock options	615,131	685	—	—	(304)	—	381
Share purchase plan	6,922	49	—	—	—	—	49
Financial advisory fee	126,373	1,100	—	—	—	—	1,100
Stock compensation charged to operations	—	—	—	—	3,633	—	3,633
Net loss	—	—	—	—	—	(48,042)	(48,042)

Balances, June 30, 2004	271,948,478	$771,098	$—	$404	$9,373	$(488,507)	$292,368

IVANHOE MINES LTD.

Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
(Stated in U.S. $000’s)	2004	2003	2004	2003
(Unaudited)		(Note 1 (b))		(Note 1 (b))
OPERATING ACTIVITIES
Net loss	$(20,170)	$(19,659)	$(48,042)	$(28,617)
Items not involving use of cash
Depreciation and depletion	2,931	3,102	5,681	5,502
Non-cash interest expense	394	392	738	664
Unrealized foreign exchange loss (gain)	394	(6,083)	357	(7,656)
Share of loss of significantly influenced investee	854	384	1,252	613
Expenditures on deferred stripping costs	(1,675)	(3,318)	(4,593)	(6,204)
Amortization of deferred stripping costs	251	—	251	—
Provision for employee entitlements	(37)	405	384	622
Gain on sale of investments (Note 7(b))	(3,275)	—	(4,523)	(4,625)
Non-cash stock-based compensation	1,446	344	3,633	601
Non-cash exploration expense recovery (Note 7(c))	(3,248)	—	(3,248)	—
Non-controlling interest	(637)	—	(756)	—
Provision for income taxes	(336)	—	507	—
Future income taxes	(83)	149	(18)	1,029
(Decrease) increase in non-current portion of royalty payable	(123)	113	(554)	206

	(23,314)	(24,171)	(48,931)	(37,865)
Net change in non-cash operating working capital items (Note 7(e))	5,969	3,553	7,723	1,309

	(17,345)	(20,618)	(41,208)	(36,556)

INVESTING ACTIVITIES
Proceeds from sale of investments	—	—	2,461	6,709
Proceeds from sale of other mineral property interests	460	—	460	—
Expenditures on mining property, plant and equipment	(2,270)	(789)	(4,187)	(2,212)
Expenditures on other mineral property interests	7	(90)	(20,002)	(4,090)
Expenditures on other capital assets	(818)	(498)	(2,560)	(599)
Expenditure on other assets	(9)	(14)	(22)	(25)
Restricted cash	(3,823)	(33)	(1,827)	5,188

	(6,453)	(1,424)	(25,677)	4,971

FINANCING ACTIVITIES
Share capital and special warrants issued	248	48,913	431	60,717
Repayment of long-term debt	(46)	(103)	(3,810)	(3,810)

	202	48,810	(3,379)	56,907

EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES ON CASH	(556)	6,875	(950)	9,146

NET CASH (OUTFLOW) INFLOW	(24,152)	33,643	(71,214)	34,468
CASH, BEGINNING OF PERIOD	61,115	36,270	108,177	35,445

CASH, END OF PERIOD	$36,963	$69,913	$36,963	$69,913

Cash is comprised of:
Cash on hand and demand deposits	$27,795	$10,615	$27,795	$10,615
Short-term money market instruments	9,168	59,298	9,168	59,298

	$36,963	$69,913	$36,963	$69,913

Supplementary information (Note 7)

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

1.	BASIS OF PRESENTATION

(a)	These unaudited interim consolidated financial statements of Ivanhoe Mines Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada for the presentation of interim financial information. These financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company for the year ended December 31, 2003 (the “Annual Financial Statements”). The financial statements follow the same accounting policies and methods of their application as the Annual Financial Statements. Certain of the comparative figures have been reclassified to conform with the presentation in these financial statements.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2004 and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.

For purposes of these financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

(b)	The comparatives figures in these interim financial statements have been restated to give retroactive effect to the accounting change with respect to asset retirement obligations as described in Note 3 (a) of the annual financial statements for the year ended December 31, 2003. This change has resulted in an increase of $390,000 and $895,000 ($0.00 and $0.00 per share) in the net loss for the three and six month periods ended June 30, 2003, respectively.

2.	MYANMAR IVANHOE COPPER COMPANY LIMITED (“JVCo”)

The Annual Financial Statements disclosed that at December 31, 2003, JVCo was not in compliance with the minimum working capital requirement in its credit agreement, and had not received a waiver from its lenders with respect to this requirement and also with respect to the non-compliance with certain other financial covenants in the credit agreement. At June 30, 2004, JVCo continues to be in non-compliance.

Management of JVCo is of the opinion that the lenders will not demand repayment of the loan, notwithstanding the foregoing. There is no assurance, however, that the lenders will not make such a demand. Accordingly, as required by GAAP, the entire amount of Ivanhoe Mines’ share of JVCo’s loan payable aggregating $11,250,000 at June 30, 2004 and $15,000,000 at December 31, 2003 has been included in current liabilities.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

3.	ABM MINING LIMITED (“ABM”)

During 2003, ABM advised Ivanhoe Mines that ABM would require additional capital in order to supplement its anticipated cash flow from project operations to cover budgeted operating costs. The funding shortfall was accentuated by the rapid appreciation of the Australian dollar (A$) against the U.S. dollar. During 2003, Ivanhoe Mines made a $7.5 million working capital credit facility available to enable ABM to meet any such shortfalls. At December 31, 2003, the working capital credit facility was fully drawn down. In March 2004, Ivanhoe Mines advanced a further $2.2 million under a new working capital facility, which is also fully drawn down.

For the remainder of 2004, it is unlikely that ABM will need to supplement its anticipated cash flow from the Savage River operations with additional capital from external sources. The occurrence of a funding shortfall will largely depend upon fluctuations in foreign currency exchange rates, iron ore prices and ABM’s ability to retain its existing customers. ABM management has advised Ivanhoe Mines that it continues to search for further capital requirements from external sources, but that there is no assurance that it will be successful in doing so. However, a failure to do so may have an adverse effect on ABM’s ability to continue as a going concern.

The following is a summary of the carrying values of the Savage River operation’s assets and liabilities which are included in these financial statements:

	June 30	December 31,
	2004	2003
ASSETS
Current
Cash	$8,170	$4,480
Accounts receivable	2,840	2,350
Inventories	13,379	18,718
Prepaid expenses	1,661	876

	26,050	26,424
Mining property, plant and equipment	25,184	25,734
Other assets	23,167	19,026

	74,401	71,184

LIABILITIES
Current
Accounts payable and accrued liabilities	16,495	14,334
Current portion of long-term debt	278	301

	16,773	14,635
Loans payable to related parties (non-recourse to the Company)	5,088	5,088
Long-term debt (non-recourse to the Company)	6,485	6,878
Future income taxes	1,157	1,217
Other liabilities	9,744	9,235

	39,247	37,053

Investment in ABM eliminated on consolidation	$35,154	$34,131

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

4.	LONG-TERM DEBT

	June 30,	December 31,
	2004	2003
JVCo:
Share of loan payable	$11,250	$15,000
ABM:
Deferred purchase obligation	6,485	6,878
Equipment purchase loans	278	301

	18,013	22,179
Less: Amount included in current liabilities	(11,528)	(15,301)

	$6,485	$6,878

All of the long-term debt is non-recourse to the Company.

5.	SHARE CAPITAL

During the six months ended June 30, 2004, 2,580,000 options were granted. These options have lives ranging from five to ten years and vest over five years. The weighted average fair value of the options issued was estimated at Cdn$4.97 per share option at the grant date using the Black-Scholes pricing model. The fair value of these options was $9.6 million, of which $2.1 million was recognized as compensation expense during the first six months of 2004.

Also, during the first six months of 2004, 615,000 options were exercised for proceeds of $685,000.

Stock options outstanding at August 10, 2004 totaled 10,485,717 with exercise prices and expiry dates ranging from Cdn $1.20 to Cdn $12.70 and January 25, 2006 to March 30, 2014, respectively. At August 10, 2004, a total of 291,972,758 Common Shares of the Company were outstanding.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

6.	SEGMENTED INFORMATION

THREE MONTHS ENDED JUNE 30, 2004
(Stated in 000’s)	Copper	Iron	Exploration	Corporate	Total
Revenue	$10,808	$21,079	$—	$—	$31,887
Cost of operations	(2,661)	(16,776)	—	—	(19,437)
Depreciation and depletion	(1,276)	(1,120)	—	—	(2,396)

Operating profit (loss)	6,871	3,183	—	—	10,054
General and administrative	(109)	(14)	—	(4,783)	(4,906)
Interest on long-term debt	(204)	(260)	(27)	(44)	(535)
Exploration expenses	—	—	(24,845)	—	(24,845)
Depreciation	—	—	(523)	(12)	(535)

Income (loss) before the following	6,558	2,909	(25,395)	(4,839)	(20,767)
Mining property shut-down costs	—	—	—	(829)	(829)
Interest income	2	62	90	121	275
Foreign exchange gain (loss)	—	278	(654)	(711)	(1,087)
Gain on sale of investments	—	—	—	3,275	3,275
Share of loss of significantly influenced investees	—	—	—	(856)	(856)
Other income (expenses)	1	(438)	34	—	(403)

Income (loss) before income and capital taxes and non-controlling interest	6,561	2,811	(25,925)	(3,839)	(20,392)
(Provision for) recovery of income and capital taxes	(348)	23	(30)	(60)	(415)

Income (loss) before non-controlling interest	6,213	2,834	(25,955)	(3,899)	(20,807)
Non-controlling interest	—	—	637	—	637

Net income (loss)	$6,213	$2,834	$(25,318)	$(3,899)	$(20,170)

Expenditures on capital assets	$1,217	$1,157	$393	$313	$3,081

Expenditures on deferred stripping costs	$72	$1,603	$—	$—	$1,675

Total assets	$151,519	$72,767	$80,305	$92,048	$396,639

THREE MONTHS ENDED JUNE 30, 2003
(Stated in 000’s)	Copper	Iron	Exploration	Corporate	Total
Revenue	$5,532	$17,486	$—	$—	$23,018
Cost of operations	(6,859)	(18,838)	—	—	(25,697)
Depreciation and depletion	(1,382)	(1,288)	—	—	(2,670)

Operating profit (loss)	(2,709)	(2,640)	—	—	(5,349)
General and administrative	(147)	(39)	—	(3,144)	(3,330)
Interest on long-term debt	(333)	(261)	(50)	—	(644)
Exploration expenses	—	—	(15,186)	—	(15,186)
Depreciation	—	—	(420)	(12)	(432)

Income (loss) before the following	(3,189)	(2,940)	(15,656)	(3,156)	(24,941)
Mining property shut-down costs	—	—	—	(667)	(667)
Interest income	2	17	5	586	610
Foreign exchange gain (loss)	(52)	(633)	(52)	6,047	5,310
Share of loss of significantly influenced investee	—	—	—	(384)	(384)
Other income	1	450	—	273	724

Income (loss) before income and capital taxes	(3,238)	(3,106)	(15,703)	2,699	(19,348)
(Provision for) recovery of income and capital taxes	(205)	18	(42)	(82)	(311)

Net income (loss)	$(3,443)	$(3,088)	$(15,745)	$2,617	$(19,659)

Expenditures on capital assets	$388	$160	$591	$238	$1,377

Expenditures on deferred stripping costs	$352	$2,966	$—	$—	$3,318

Total assets	$140,823	$63,127	$15,166	$83,074	$302,190

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

6.	SEGMENTED INFORMATION (Continued)

SIX MONTHS ENDED JUNE 30, 2004
(Stated in 000’s)	Copper	Iron	Exploration	Corporate	Total
Revenue	$20,194	$39,445	$—	$—	$59,639
Cost of operations	(4,859)	(38,230)	—	—	(43,089)
Depreciation and depletion	(2,561)	(2,123)	—	—	(4,684)

Operating profit (loss)	12,774	(908)	—	—	11,866
General and administrative	(278)	(24)	—	(9,956)	(10,258)
Interest on long-term debt	(431)	(497)	(56)	(87)	(1,071)
Exploration expenses	—	—	(45,507)	—	(45,507)
Depreciation	—	—	(985)	(12)	(997)

Income (loss) before the following	12,065	(1,429)	(46,548)	(10,055)	(45,967)
Mining property shut-down costs	—	—	—	(1,875)	(1,875)
Interest income	3	115	131	490	739
Foreign exchange gain (loss)	(60)	160	(860)	(2,248)	(3,008)
Gain on sale of investments	—	—	—	4,523	4,523
Share of loss of significantly influenced investees	—	—	—	(1,254)	(1,254)
Other income (expenses)	2	(491)	230	(270)	(529)

Income (loss) before income and capital taxes and non-controlling interest	12,010	(1,645)	(47,047)	(10,689)	(47,371)
(Provision for) recovery of income and capital taxes	(1,238)	55	(45)	(199)	(1,427)

Income (loss) before non-controlling interest	10,772	(1,590)	(47,092)	(10,888)	(48,798)
Non-controlling interest	—	—	756	—	756

Net income (loss)	$10,772	$(1,590)	$(46,336)	$(10,888)	$(48,042)

Expenditures on capital assets	$2,385	$1,822	$2,140	$402	$6,749

Expenditures on deferred stripping costs	$200	$4,393	$—	$—	$4,593

Total assets	$151,519	$72,767	$80,305	$92,048	$396,639

SIX MONTHS ENDED JUNE 30, 2003
(Stated in 000’s)	Copper	Iron	Exploration	Corporate	Total
Revenue	$10,112	$33,454	$—	$—	$43,566
Cost of operations	(9,016)	(34,557)	—	—	(43,572)
Depreciation and depletion	(2,587)	(2,234)	—	—	(4,822)

Operating profit	(1,491)	(3,337)	—	—	(4,828)
General and administrative	(287)	(66)	—	(5,959)	(6,312)
Interest on long-term debt	(692)	(495)	(101)	—	(1,288)
Exploration expenses	—	—	(25,993)	—	(25,993)
Depreciation	—	—	(668)	(12)	(680)

Loss before the following	(2,470)	(3,898)	(26,762)	(5,971)	(39,101)
Mining property shut-down costs	—	—	—	(1,524)	(1,524)
Interest income	9	106	5	821	941
Foreign exchange gain (loss)	(92)	(811)	(165)	8,783	7,715
Gain on sale of investments	—	—	—	4,625	4,625
Share of loss of significantly influenced investee	—	—	—	(613)	(613)
Other income (expense)	3	460	(1)	273	735

Income (loss) before income and capital taxes	(2,550)	(4,144)	(26,922)	6,394	(27,222)
Provision for income and capital taxes	(370)	(26)	(53)	(946)	(1,395)

Net income (loss)	$(2,920)	$(4,170)	$(26,975)	$5,448	$(28,617)

Expenditures on capital assets	$851	$1,313	$730	$7	$2,901

Expenditures on deferred stripping costs	$826	$5,378	$—	$—	$6,204

Total assets	$140,823	$63,127	$15,166	$83,074	$302,190

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

7.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	During the six months ended June 30, 2004, 5,760,000 Special Warrants were exercised resulting in the issue of 5,760,000 common shares of the Company.

(b)	During the three months ended June 30, 2004, the Company sold its 32.6% interest in New Vietnam Mining Corp. (BVI), in exchange for 10,277,646 shares of Olympus Pacific Minerals with a fair value of $3,275,000. This interest had been fully written down in prior years, thereby resulting in a gain of $3,275,000 being recognized in operations

(c)	During the three months ended June 30, 2004, the Company restructured its existing participation arrangements in respect of certain joint ventures it has with Jinshan Gold Mines Inc. (“Jinshan”), a significantly influenced investee. The Company also transferred to Jinshan 50% of its interest in the Shuteen exploration licence in southern Mongolia.

In consideration for the transaction, Jinshan issued to Ivanhoe Mines 2.5 million common shares with a fair value of $3,248,000. This amount has been included in operations as a reduction of exploration expenses. Ivanhoe Mines also reimbursed Jinshan $2.4M in relation to exploration costs incurred on the projects.

	Three Months Ended June 30,		Six Months Ended June 30,
$(000)	2004	2003	2004	2003
Interest paid	$187	$271	$574	$625
Income and capital taxes paid	103	162	218	366

(d)	Net change in non-cash working capital items:

	Three Months Ended June 30,		Six Months Ended June 30,
$(000)	2004	2003	2004	2003
(Increase) decrease in:
Accounts receivable	$(2,503)	$(2,144)	$(3,782)	$(3,193)
Broken ore on leach pads	(710)	3,251	(1,254)	3,158
Inventories	633	1,309	5,168	1,331
Prepaid expenses	(1,344)	(758)	(2,447)	(1,998)
Increase (decrease) in:
Accounts payable and accrued liabilities	9,893	1,895	10,038	2,011

	$5,969	$3,553	$7,723	$1,309

8.	SUBSEQUENT EVENTS

(a)	In July 2004, the Company completed a $106 million (Cdn$140 million) financing that consisted of 20 million common shares at a price of $5.32 (Cdn$7.00) each.

(b)	In July 2004, the Company finalized an agreement to purchase the leasehold rights to a small scale mine and related assets at an acquisition cost of approximately $1,200,000.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

INTRODUCTION

This discussion and analysis of financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and six months ended June 30, 2004 and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2003. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd. together with its subsidiaries and joint ventures. The effective date of this MD&A is August 10, 2004. Additional information about Ivanhoe Mines, including its annual information form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

This MD&A contains references to estimates of mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

SELECTED FINANCIAL INFORMATION

(All amounts in millions of U.S. dollars, except per share information)

	Quarter ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Revenue
Copper	10.8	5.5	20.2	10.1
Iron	21.1	17.5	39.4	33.5

Total Revenue	31.9	23.0	59.6	43.6
Operating profit (loss)
Copper	6.9	(2.7)	12.8	(1.5)
Iron	3.2	(2.6)	(0.9)	(3.3)

Total operating profit	10.1	(5.3)	11.9	(4.8)
Exploration expenses	24.8	15.2	45.5	26.0
Gain on sale of investments	3.3	—	4.5	4.6
Net loss	20.2	19.7	48.0	28.6
Net loss per share	$0.07	$0.08	$0.18	$0.12
Total assets	396.6	302.2	396.6	302.2
Total long-term financial liabilities	11.6	11.7	11.6	11.7

Units sold — tonnes
Copper cathode — 50% share	3,893	3,556	7,627	6,483
Iron ore pellets	539,153	556,839	1,112,086	1,128,244
Units produced — tonnes
Copper cathode — 50% share	3,765	3,372	7,601	6,437
Iron ore pellets	507,904	534,172	1,060,631	1,112,851

Sale price
Copper cathode — US$/pound	$1.33	$0.74	$1.27	$0.74
Iron ore pellets — US$/tonne	$39	$31	$35	$30

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

SELECTED QUARTERLY DATA

     ($ in millions except per share information)

	2004		2003 (1)				2002 (1)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Copper	10.8	9.4	6.7	6.1	5.5	4.6	5.0	5.1	5.4	4.7
Iron	21.1	18.4	18.8	14.5	17.5	16.0	16.3	14.1	19.4	17.1

	31.9	27.8	25.5	20.6	23.0	20.6	21.3	19.2	24.8	21.8
Operating profit (loss)
Copper	6.9	5.9	4.5	2.0	(2.7)	1.2	0.4	1.4	1.7	1.2
Iron	3.2	(4.1)	0.5	0.8	(2.6)	(0.7)	(2.1)	0.9	3.8	3.3

	10.1	1.8	5.0	2.8	(5.3)	0.5	(1.7)	2.3	5.5	4.5
Exploration expenses	(24.8)	(20.7)	(21.2)	(20.8)	(15.2)	(10.8)	(15.7)	(10.0)	(5.4)	(2.9)
Gain on settlement of debt	—	—	—	—	—	—	—	32.5	—	—
Write-down of assets	—	—	(1.2)	—	—	—	(1.9)	(18.0)	—	—
Net income (loss)	(20.2)	(27.9)	(17.3)	(27.0)	(19.7)	(9.0)	(28.7)	0.4	(2.9)	0.2
Net loss per share	$0.07	$0.10	$0.07	$0.11	$0.08	$0.04	$0.15	—	$0.01	—

(1)	Certain amounts have been restated due to the adoption of new accounting standards. See Note 3 to the annual consolidated financial statements of the Company for the year ended December 31, 2003.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

CORPORATE STRATEGY & OUTLOOK

Ivanhoe Mines is an international mining company currently focused on exploring and developing a major discovery of copper and gold at the Oyu Tolgoi (Turquoise Hill) project in southern Mongolia (the “Oyu Tolgoi Project”). Ivanhoe Mines’ operations also include the extraction of copper from the Monywa copper project in Myanmar (the “Monywa Copper Project”) and iron ore products from the Savage River mine in Australia (the “Savage River Project”).

The Company continues to devote the majority of its management and financial resources to furthering the exploration and development of its most significant asset, the Oyu Tolgoi Project. Resource delineation drilling, aimed at upgrading much of the existing inventory of inferred resources to the measured and indicated categories, is substantially complete in the Southern Oyu deposits (Southwest, South, Far South and Central zones) but is taking longer than originally expected in the Hugo Dummett deposits, due primarily to continued exploration success in the current program. It is now anticipated that drilling sufficient to bring the inferred resources in the Hugo Dummett deposits to the indicated category will be completed early in 2005.

The Company is preparing an updated resource estimate incorporating all drilling results to date from the near-surface Southern Oyu deposits and expects to release this information before the end of August 2004. The Company is focusing its engineering and metallurgical efforts on preparing a feasibility study for an open pit operation on the Southern Oyu deposits while concurrently working on a pre-feasibility study for a proposed underground mining operation on the Hugo Dummett deposits.

The Company’s current plan is to complete a feasibility study for an open pit operation on the near-surface deposits early in 2005 and have a pre-feasibility study for the underground operation completed by the end of the first quarter of 2005, rather than divert critical time and resources to an interim scoping or engineering study as previously planned. The open pit feasibility study and the underground pre-feasibility study will provide an integrated development plan for the entire Oyu Tolgoi Project. An exploration shaft to delineate and characterize the underground deposits for feasibility purposes is currently being engineered. The shaft is scheduled to be completed in late 2007, allowing access to both the Hugo South and Hugo North deposits and facilitating the subsequent completion of a feasibility study for the underground development. Assuming timely completion of the open pit study, positive feasibility study results and the availability of project financing, the Company presently anticipates that initial commercial production from the Southern Oyu deposits could commence in mid-2007, with production from the underground operations conceivably commencing in late-2008 from the shallower Hugo South deposit. These plans remain subject to change based on unforeseen circumstances. There can be no assurance that a positive feasibility study or adequate project financing can be obtained by the dates estimated above or at all.

The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project with the assistance of two leading investment banks retained to provide infrastructure, financing and other strategic planning advice to the Company with respect to the project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties. In this regard, the Company is in discussions with Chinese mining and financial companies, major Japanese mining and metal trading houses, international mining companies and other third parties capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. Although the Company has had discussions with a number of potential partners and continues to do so, no agreement has been reached to date. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.

Late-stage negotiations are continuing with a formally designated working group of the Mongolian government for a long-term stability agreement. That agreement is expected to establish the critical terms and conditions that will apply to the Oyu Tolgoi Project during its development and operational phases. The Company believes that such an agreement will have a materially beneficial impact on its ability to obtain the financing necessary to develop the project. The agreement is expected to provide for stabilization of various matters within the parameters of existing Mongolian laws, including tax and fiscal issues, as well as other matters involving cross-border and import/export issues, confirmation and protection of appropriate mining, land and water licenses and development of critical infrastructure necessary to carry out exploration, mining, milling, processing and related activities over the life of the project.

The finalization of the stability agreement has been delayed by the recent national elections in Mongolia, which ended in a virtual tie between the two principal political parties for seats in the Mongolian Parliament. As a result, a delay has ensued in the formation of a new government. The Company has no reason to believe that the election results will have a materially adverse effect on its ability to finalize the stability agreement on the terms presently contemplated. Although discussions are well advanced, no assurances can be given as to when, or if, the stability agreement will be finalized and signed, particularly given the ongoing delay in the formation of the new government. Once the initial agreement has been completed, the Company may, in the future, seek additional agreements and assurances from the government pertaining to the Oyu Tolgoi Project. Some of these agreements and assurances may involve matters beyond the parameters of existing Mongolian law and, as such, may require formal action by the Mongolian Parliament to amend current legislation or enact new legislation. However, no present assurance can be provided that any such additional agreements and assurances will be available when requested by Ivanhoe Mines or at all.

The Company continues to explore opportunities to rationalize non-core assets and is considering several potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions which would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis or at all.

Fuelled by higher copper prices and improved ore grades, the Monywa Copper Project is generating excellent results. Production from the mine is up 18% in the first six months of 2004 compared to the same period in 2003, totalling 33.5 million pounds of cathode copper — 50% of which is net to Ivanhoe — at a cash cost of approximately $0.38 a pound, generating approximately $6.9 million in operating profit for the quarter to Ivanhoe Mines.

A revised development program for the Monywa Copper Project could, if and when implemented, take the project’s total annual copper production to approximately 200,000 tonnes within four years. This would be comprised of approximately 50,000 to 80,000 tonnes from the Sabetaung and Kyisintaung (“S&K”) deposits and 125,000 to 150,000 tonnes from the Letpadaung deposit. The development of the Letpadaung deposit is part of the Monywa Copper Project’s planned second phase, as originally contemplated when the project was created. The first step in the revised development program will be an initial increase to 39,000 tonnes (86 million pounds) a year from the Sabetaung portion

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

of the project that is expected to be completed by October, 2004. The increase will cost an estimated $3.7 million and is being funded from the project’s internal cash flow.

The second step, taking annual copper production from the S&K deposits to a projected rate of 50,000 tonnes (110 million pounds), is planned for 2005, subject to an upgrade of the project’s power supply to 40 megawatts that is expected by the end of this year. Additional increases in the mine’s power supply to between 60 and 80 megawatts would enable the project to be developed to capacity. Japanese, Korean and Chinese companies have made written expressions of interest in providing financing to fast-track the expansion of copper production from the S&K and Letpadaung deposits to an annual rate of approximately 200,000 tonnes. Financing proposals are under discussion between these companies and the management of the Monywa Copper Project.

Mining operations at the Savage River Project are currently scheduled to continue until 2007 and pellet producing operations are currently scheduled to continue until 2009. Although the Company has not committed, nor made any decision, to invest additional funds to finance any future cash shortfalls at the Savage River Project, the Company’s present intention is to retain its existing investment in the project until the end of the current mine plan in 2009, barring unforeseen circumstances. The Company’s existing cash resources are expected to be sufficient to fund the completion of a feasibility study on the proposed open pit operation in the Southern Oyu deposits and a pre-feasibility study for the proposed underground operation in the Hugo Dummett zone. In addition, the Company believes that it has sufficient funds to sustain planned development operations on the near-surface deposits and Hugo shaft excavation operations to facilitate underground development through the first quarter of 2005. Following completion of the feasibility study, the Company expects to be in a position to seek project financing in order to implement its initial open-pit development plans at the Oyu Tolgoi Project. However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. See “Cash Resources and Liquidity.” Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities or the Company is unable to obtain project financing before its existing cash resources are exhausted, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements), the availability of which cannot be assured, in order to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties. There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

EXECUTIVE SUMMARY – Q2’04

The Company recorded a net loss of $20.2 million ($0.07 per share) in the second quarter, compared to a net loss of $19.7 million ($0.08 per share) during the same period in 2003. Major factors in Q2’04 results included an operating profit from mining operations totalling $10.1 million and exploration expenses of $24.8 million. Major factors in Q2’03 results included an operating deficit of $5.3 million and exploration expenses of $15.2 million. In Q2’04, exploration expenditures were primarily incurred on the Oyu Tolgoi Project and other projects in Mongolia. Over the last twelve months, the Company’s exploration expenditures have averaged approximately $22 million per quarter.

Corporate

•	In July 2004, the Company closed an equity financing by issuing 20 million common shares for gross proceeds of Cdn$140 million.

•	The Company, with the assistance of its strategic advisors, CIBC World Markets and Citigroup Global Markets, continued to evaluate alternatives for the development and financing of the Oyu Tolgoi Project.

•	The Company has been approached by several international mining companies with respect to possible funding transactions for the development of the Oyu Tolgoi Project. In February 2004, Barrick Gold Corporation (“Barrick”) contacted the Company with the intention of pursuing a possible investment in the Oyu Tolgoi Project. Barrick completed an extensive due diligence process that included an audit of Ivanhoe Mines’ recently completed scoping study. While their evaluation took no issue with the technical merits of the project, Barrick concluded in July 2004 that the project had too large a copper component to meet its gold-weighted investment objectives. Discussions with other companies are ongoing.

•	Ivanhoe Mines has engaged in ongoing discussions with several Asia-based major international mining finance institutions with regard to project financing and off-take arrangements in connection with the proposed development of the Southern Oyu deposits.

Mongolia

•	In May 2004, AMEC E & C Services Limited (“AMEC”) completed an independent, updated resource estimate for the Hugo North and Hugo South deposits. Using a 0.60% copper equivalent cut-off grade, AMEC increased its estimate of combined inferred resources for the Hugo deposits to 1,160 million tonnes grading 1.29% copper and 0.23 grams per tonne (“gpt”) gold from the November 2003 estimate of 962 million tonnes grading 1.30% copper and 0.18 gpt gold.

•	The Company completed its infill drilling program on the Southern Oyu deposits. The results will be incorporated into an independent updated resource estimate which is expected to be completed in August 2004.

•	Based on ongoing engineering evaluations, management decided to forego the preparation of an update to the February 2004 scoping study and instead to proceed with, and complete as soon as possible, a feasibility study on the Southern Oyu deposits and a pre-feasibility study on the Hugo deposits.

Myanmar

•	The Company’s share of operating profit from the Monywa Copper Joint Venture totalled $6.9 million in Q2’04, compared to a $2.7 million operating loss in Q2’03, principally as a result of increased copper prices, increased grades of mined ore and increased production. Production from

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

the mine is up 18% in the first 6 months of 2004 compared to the same period last year to 33.5 million pounds of cathode copper at a cash cost of approximately $0.38 a pound. During the quarter, the Monywa Copper Project deposited $8.1 million into the debt reserve account, which funds are earmarked to make the next loan payment due at the end of August 2004. Following the August 2004 payment, the project’s debt balance will be reduced to $15.0 million of which $7.5 million will be attributable to Ivanhoe Mines.

•	In Q2’04, the Monywa Copper Project initiated a drilling program with the objective of identifying additional mineralization within and near the existing pit boundaries. The first phase of the drilling program, consisting of 28 holes totalling 1,800 meters, is targeting high-grade copper structures to the southeast of the Sabetaung pit and to depth. In August, the Company announced encouraging results from three holes that intercepted long intervals of mineralization.

•	An expansion at the Monywa Copper Project, increasing copper production from 30,000 tonnes per annum (“tpa”) to 39,000 tpa, has been approved by the Myanmar Government and is scheduled for completion by October, 2004. The capital cost of the expansion is estimated at approximately $3.7 million and is being funded by the Monywa Copper Project’s internally generated funds. Additional expansions are being planned. See “Review of Operations – Mining Operations – Monywa Copper Project, Myanmar”.

Australia

•	In Q2’04, operating profit from the Savage River Project totalled $3.2 million, compared to an operating loss of $2.6 million in Q2’03, principally as a result of increased iron ore prices. See “Review of Operations – Mining Operations – Savage River Project, Tasmania”.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

REVIEW OF OPERATIONS

A) EXPLORATION

Exploration expenses in Q2’04 totalled $24.8 million, compared to $15.2 million in Q2’03. The $9.6 million increase in costs is mainly due to the cost of engineering evaluation studies initiated in mid-2003 on the Oyu Tolgoi Project, and increased drilling and exploration activities on the Oyu Tolgoi Project and other Mongolian properties.

a)	Mongolia – At the end of Q2’04, Ivanhoe Mines held four mining licences at Oyu Tolgoi totalling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a 51% owned subsidiary of the Company, interests in exploration licenses covering approximately 11.4 million hectares. In Q2’04, Ivanhoe Mines spent $22.7 million on its Mongolian properties. The main focus of exploration activities was the Oyu Tolgoi Project ($19.9 million), the Kharmagtai project ($0.6 million), the Chandman Uul project ($0.8 million) and general reconnaissance projects ($1.4 million). In Q2’03, Ivanhoe Mines spent $12.8 million on its Mongolian properties. The main focus of those exploration and development activities was the Oyu Tolgoi Project ($9.0 million) and the Kharmagtai, Shuteen and the Saran Uul projects.

i)	Oyu Tolgoi Exploration –

Drilling program – In the first two quarters of 2004, the bulk of the drilling efforts at the 100% owned Oyu Tolgoi Project were focused on upgrading a significant portion of the open pit inferred resources to the measured and indicated categories. During Q2’04 the infill drilling program at Central Oyu, South West Oyu and South Oyu was completed.

In addition, during Q2’04, the drilling program on the Hugo Dummett deposit focused on infill drilling and exploratory drilling to expand the existing inferred resource base. In Q2’04, a total of 14 diamond drill holes, totalling approximately 13,500 meters, were completed primarily on the Hugo North deposit.

Resource estimate – On May 6, 2004 the Company announced new drilling results for both the Hugo North and Hugo South deposits. The new drilling results, using a 0.60% copper equivalent cut-off grade, increased the Hugo deposits’ total inferred resources, as follows:

				Percent	Percent
Inferred resources				increase	metal
Hugo deposits		May’04	Nov’03	(decrease)	increase
Tonnage (million tonnes)		1,160	962	21%
Grade	— Copper(%)	1.29%	1.30%	(1%)	20%
	— Gold(gpt)(1)	0.23	0.18	28%	54%

(1)	Gram per tonne

Updated resource estimate – An update to the May 2004 independent resource estimate of the Oyu Tolgoi Project is currently being prepared by AMEC and is expected to be released in August 2004. The updated resource estimate will be prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ii)	Oyu Tolgoi Studies – In Q2’04, the Company continued to focus its efforts on refining the scenarios previously outlined in the preliminary assessment report (“scoping study”) issued in

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

February 2004 by the AMEC Ausenco Joint Venture. The report is available from the SEDAR website (www.sedar.com).

Southern Oyu feasibility study – One of the Company’s main objectives is to complete, in early 2005, a feasibility study on the open pit development of the Southern Oyu deposits (the Southwest, Central and South zones). Work on the final pit configuration and mining rate options are in progress to develop an optimized mine plan and mining equipment selection. Detailed engineering work on proposed mill configurations and detailed metallurgical studies are also in progress. Current plans envision initial throughput scenarios in the range of 70,000 to 90,000 tonnes per day (“tpd”) with expansion capacity to well over 100,000 tpd. In Q2’04, field programs consisted mainly of additional infill drilling combined with geotechnical and water drilling as well as metallurgical testwork programs.

Hugo Deposit – In Q2’04, engineering work continued on the development of a 50,000 tpd block cave at Hugo South and two 45,000 tpd block caves in the Hugo North deposit and on refining the block caving extraction sequence. The Hugo North block caves are planned as two lifts, one above the other, with production possibly overlapping for a period of time. Additional engineering is being concentrated on the sizing and fitting out of an exploration shaft that will provide underground access by horizontal drifting to both the Hugo North and Hugo South deposits. Shaft sinking is planned for the spring of 2005. These underground workings will allow further delineation and characterization of deposits and aid in determining their block caving parameters for the detailed mine engineering required for a feasibility study.

Optimization alternatives – Studies are ongoing to analyze the throughput optimizations of varying initial concentrator sizes and configurations as well as mine planning alternatives involving higher cutoff grades in both the initial open pit and in a fast-tracked 20,000 tpd block cave mine in the shallower Hugo South deposit. Further work is underway to enlarge the production rate from the Hugo North deposit beyond an initial 45,000 tpd to as much as 70,000 tpd with a subsequent 45,000 tpd second lift, as previously contemplated.

Summary of Environmental Assessment and Management of Project Water Resource Proposal – In October 2002, Ivanhoe Mines completed and submitted to the Mongolian Government an environmental baseline study for the Oyu Tolgoi Project. Subsequently, the Mongolian Ministry of Nature and Environment issued guidelines to Ivanhoe Mines for the preparation of an environmental impact assessment (“EIA”) for the project. An EIA is required prior to commencement of project development work, and Ivanhoe Mines has retained independent consultants to assist in the preparation of the EIA, which will include the following three parts: (i) road, (ii) water, and (iii) mine and processing facilities. Ivanhoe Mines has submitted the road component of the EIA to the relevant regulatory bodies and local authorities and received their approval. The other two parts are under preparation.

The investigation of reliable water resources for the Oyu Tolgoi Project has identified two major sedimentary groundwater aquifers within 60 kilometres of the project site. The water resource investigations are continuing with pump testing programmes of various aquifer layers that occur up to 500 metres below the surface. Initial results have been favourable.

Ivanhoe Mines’ objective in developing the water resource is to develop long term reliable water supplies within limits that responsibly manage and minimize environmental risks. Ivanhoe Mines is currently assessing potential long term impacts associated with project water use scenarios and is developing criteria that will be applied to the water use program to protect environmental and socio-economic values. The information will be used for an EIA in

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

accordance with national laws and international standards. Community consultation regarding the project was commenced in early 2003 and includes local herder groups, non-governmental organizations and local and regional governments.

The portion of the EIA relating to mine and processing facilities is currently being evaluated in response to resource and production schedules. The completion of the EIA is expected to coincide with the completion of the feasibility study for the Southern Oyu deposits in early 2005.

b)	Other

i)	China: Jinshan Gold Mines Inc. – Ivanhoe Mines is exploring for gold, copper and platinum-group metals in several provinces of the People’s Republic of China through a series of joint ventures with Jinshan Gold Mines Inc. (formerly Pacific Minerals Inc.) (“JIN”). In April 2004, JIN and the Company restructured their existing participation arrangements in respect of these projects. The new agreement reduced Ivanhoe Mines’ maximum earn-in from 80% to 50% on existing projects in China. Ivanhoe Mines retains the right to earn up to 80% of the available interest in any new projects acquired by JIN in China (excluding those in Anhui and Liaoning provinces). The new agreement also contains a mutual non-compete clause, whereby JIN agrees not to compete for any new mineral properties in Inner Mongolia and Ivanhoe Mines agrees not to compete for any new mineral properties in Liaoning province. Ivanhoe Mines also agreed to transfer to JIN 50% of its interest in the Shuteen exploration license in southern Mongolia. The Company’s share of Jinshan’s exploration expenditures in Q2’04 totalled $3.0 million, including approximately $2.2 million representing the Company’s funding of its 50% share of certain project costs incurred by Jinshan prior to 2004. At the end of Q2’04, the Company held 18.7 million common shares (38.6%) of JIN.

ii)	Inner Mongolia, China: Ivanhoe Mines – Throughout Q2’04, Ivanhoe Mines continued its extensive reconnaissance programs to identify high-priority targets based upon geologic models developed at Oyu Tolgoi and other epithermal-style deposits. During Q2’04, Ivanhoe Mines obtained business licences for two Inner Mongolia joint ventures. Both joint ventures, formed with Chinese government agencies or affiliates as partners, will focus on exploring for, and developing, gold, copper, silver, molybdenum and other minerals on several advanced projects in Inner Mongolia. Drilling has recently commenced on three of the exploration targets. Inner Mongolia exploration expenditures in Q2’04 totalled approximately $0.6 million.

iii)	Australia: Cloncurry – In September, 2003, Ivanhoe Mines announced the $6.2 million acquisition of the Cloncurry project’s copper-gold mining and exploration leases in Australia. The Cloncurry leases cover an area of approximately 1,450 square kilometres, located 160 kilometres southeast of Mount Isa in northwestern Queensland. The areas surrounding the Cloncurry property are prospective for copper and gold, with potential for other minerals such as cobalt, lead, zinc and silver. In Q2’04, Ivanhoe Mines identified two main targets, the Mt. Doré and Mt. Elliot deposits, and a drilling program is expected to be initiated on both properties before the end of 2004. Expenditures in Q2’04 totalled approximately $1.0 million.

iv)	Kazakhstan: Bakyrchik – During Q2’04, no gold was produced from the Bakyrchik project. Engineering assessment work continues on a proposed 150,000 to 200,000 tpa rotary kiln project. Bakyrchik engineers are also assessing a proposal to mine gold by extending one of the existing open pits. If realized, the potential to start commercial operations with surface ore rather than underground mined ore would reduce the start-up risk of the mining part of the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

project. Expenditures at Bakyrchik during Q2’04 totalled approximately $0.8 million (Q2’03 — $0.7 million).

v)	Myanmar: In Q2’04, Ivanhoe Mines expended a total of $0.6 million on the Modi Taung gold property in Myanmar. Exploration activities consisted mainly of surface drilling and underground exploration on various gold veins. The Company is assessing its future plans for this property.

vi)	Vietnam: Olympus Pacific Minerals – In June 2004, the shareholders of Olympus Pacific Minerals (“Olympus”) approved the agreement to convert the Company’s 32.6% direct interest in the Phuoc Son gold project into approximately 10.3 million common shares of Olympus. At the end of Q2’04 the Company held approximately 19.9% of the common shares of Olympus.

vii)	South Korea – In July 2004, Asia Gold finalized the sale of all of its interests in Korea to its Korean partner. Financial results of Asia Gold are consolidated with the Company’s financial results as the Company owns a 51% equity interest in Asia Gold.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

B) MINING OPERATIONS

Copper operation

MONYWA COPPER PROJECT (“S&K MINE”), MYANMAR

	Three month period ended June 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2004	2003	(decrease)	2004	2003	(decrease)
Total tonnes moved (1)	Tonnes (000’s)	2,609	4,548	(43%)
Tonnes of ore to heap	Tonnes (000’s)	1,565	2,260	(31%)
Ore grade	CuCN %	0.78%	0.57%	37%
Strip ratio	Waste/Ore	0.58	0.86	(34%)
Cathode production	Tonnes	7,530	6,744	12%	3,765	3,372	12%
Tonnage sold	Tonnes	7,785	7,112	9%	3,893	3,556	9%
Average sale price received	US$/pound				$1.33	$0.74	79%
Sales	US$(000)				10,808	5,532	95%
Cost of operations	US$(000)				2,661	6,859	(61%)
Operating profit (loss)	US$(000)				6,871	(2,709)	354%

	Six month period ended June 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2004	2003	(decrease)	2004	2003	(decrease)
Total tonnes moved (1)	Tonnes (000’s)	5,243	9,957	(47%)
Tonnes of ore to heap	Tonnes (000’s)	2,983	4,530	(34%)
Ore grade	CuCN %	0.77%	0.56%	39%
Strip ratio	Waste/Ore	0.66	0.93	(29%)
Cathode production	Tonnes	15,202	12,874	18%	7,601	6,437	18%
Tonnage sold	Tonnes	15,253	12,966	18%	7,627	6,483	18%
Average sale price received	US$/pound				$1.27	$0.74	71%
Sales	US$(000)				20,194	10,112	100%
Cost of operations	US$(000)				4,859	9,016	(46%)
Operating profit (loss)	US$(000)				12,774	(1,491)	957%

(1)	Includes ore and waste material.

Copper prices on the London Metal Exchange reached a high point of $1.44 per pound on April 19, 2004, very close to the high point of $1.47 per pound established in July 1995. Copper prices have steadily increased since November, 2001, when they reached a low point of $0.60 per pound. For the second quarter of 2004, copper prices on the London Metal Exchange averaged $1.26 per pound.

The cost of operations in Q2’03 contains a one time $4.3 million reduction of recoverable copper contained in heaps. Excluding this one time charge, the cost of operations in Q2’03 totalled $2.6 million compared to $2.7 million in Q2’04. As the grade of ore mined in Q2’04 increased by 37% over the same period in 2003, the S&K Mine was able to decrease total tonnes mined by 43% while at the same time increasing copper production by 12% and maintaining its cost of operations to the same level as in Q2’03.

In Q1’04 and Q2’04, the S&K Mine experienced similar percentage increases in copper grades and copper cathode tonnages. As a result, total revenues for the six month period ended June 30, 2004 (“H1’04”) increased by 100% over the total revenues in the six month period ended June 30, 2003 (“H1’03”). Excluding the $4.3 million inventory reduction in Q2’03, the operating costs in H1’04 increased by 3% over operating costs in H1’03.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

A revised development program for the Monywa Copper Project could, if and when implemented, take the project’s total annual copper production to approximately 200,000 tonnes within four years. This would be comprised of approximately 50,000 to 80,000 tonnes from the S&K deposits and 125,000 to 150,000 tonnes from the Letpadaung deposit. In Q2’04, the Company announced that the management of the Monywa Copper Project intends to increase the mine’s annual copper production capacity to 39,000 tonnes as the first step in the development program. The second step, taking annual copper production from the S&K deposits to a projected rate of 50,000 tonnes (110 million pounds), is planned for 2005, subject to an upgrade of the project’s power supply to 40 megawatts that is expected by the end of this year. Additional increases in the mine’s power supply to between 60 and 80 megawatts would enable the project to be developed to capacity.

Each phase of the expansion is expected to be funded from internally generated cash flows. The Monywa Copper Project is also considering external funding alternatives that would enable accelerated expansion. See “Corporate Strategy and Outlook”. Total copper cathode production for 2004 is currently projected at 32,000 tonnes. Cash flows generated in Q2’04 allowed the S&K Mine to set aside sufficient cash to cover the $8.1 million semi-annual interest and principal payment due at the end of August 2004.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

Iron operation
SAVAGE RIVER PROJECT, TASMANIA

	Three month period ended June 30,
				Percent
				Increase
		2004	2003	(decrease)
Total volumes moved (1)	BCM (000’s)	2,367	2,586	(8%)
Tonnes milled	(000’s)	1,188	1,278	(7%)
Strip ratio	Tonnes waste/tonnes ore	4.0	6.3	(36%)
Concentrate production	Tonnes (000’s)	490	513	(4%)
Iron ore content	Fe%	31.3%	30.5%	3%
Pellet production	Tonnes	507,904	534,172	(5%)
Pellet sales	Tonnes	539,153	556,839	(3%)
Sales	US$/tonne	$39	$31	25%
	US$(000)	21,079	17,486	21%
Cost of operations	US$(000)	16,776	18,838	(12%)
Operating profit (loss)	US$(000)	3,183	(2,640)	(220%)
Average foreign exchange rate	US$/AUD$	0.7149	0.6409	12%

	Six month period ended June 30,
				Percent
				Increase
		2004	2003	(decrease)
Total volumes moved (1)	BCM (000’s)	4,474	5,318	(16%)
Tonnes milled	(000’s)	2,461	2,673	(8%)
Strip ratio	Tonnes waste/tonnes ore	4.9	6.5	(24%)
Concentrate production	Tonnes (000’s)	1,014	1,121	(10%)
Iron ore content	Fe%	31.2%	31.8%	(2%)
Pellet production	Tonnes	1,060,631	1,112,851	(5%)
Pellet sales	Tonnes	1,112,086	1,128,244	(1%)
Sales	US$/tonne	$35	$30	20%
	US$(000)	39,445	33,454	18%
Cost of operations	US$(000)	38,230	34,557	10%
Operating profit (loss)	US$(000)	(908)	(3,337)	(73%)
Average foreign exchange rate	US$/AUD$	0.7400	0.6169	20%

(1)	Includes ore and waste material.

Pellet prices at Savage River are negotiated once a year and are priced in U.S. dollars. Most of Savage River’s annual pellet price adjustments become effective in the second half of each calendar year. The increase in pellet prices for the 2003 year was about 9% and the increase in pellet prices for 2004 is approximately 19.5%. The iron-ore market and the demand for iron-ore pellets has been very strong in 2004 to date, with much of the demand coming from China. The tight ore supply has prompted steel mills to secure long-term iron-ore pellet contracts. Although the pellet price is negotiated every year, most of the planned production for the Savage River Project over the next three to four years has been taken up in supply contracts.

In 2003, the increase in pellet prices was delayed and finalized in the third quarter of that year. Consequently, in Q2’04, the 25% increase in pellet unit prices represents the combined 2003 and 2004 increase in prices.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

The Australian-denominated cash component of the cost of operations decreased by 6% in Q2’04 compared to the same period in 2003. Due to the strengthening of the Australian dollar (“AUD”), this same cash component, when valued in U.S. dollars, increased by 5% in Q2’04. The net decrease in cost of operations in Q2’04 is the result of this 5% increase in the cash component, less a 12% decrease in total product tonnages sold during Q2’04 (including a 3 % decrease in pellet tonnage sold).

As total pellet tonnages sold in H1’04 were 1% lower than in H1’03, the 18% increase in total sales in H1’04 is mainly due to the increase in pellet unit sale prices in 2004. Cost of operations denominated in Australian currency decreased by 8% in Q1’04 and 6% in Q2’04. However due to the strengthening of the Australian dollar, the cost of operations increased in H1’04 by 10% over H1’03.

The Australian dollar has steadily strengthened since September 2001, when it reached a low point of U.S.$0.48/AUD$, to a high mark of U.S.$0.80/AUD$ in February 2004. Since February 2004, the Australian dollar has weakened and at the end of July 2004 it stood at U.S.$0.70/AUD$. To offset the negative impact of a strong Australian dollar, the management of the Savage River Project will have to improve the economic viability of the mine by continuing efforts to lower costs and successfully negotiate financial assistance. The management of the Savage River Project is currently negotiating a series of financial derivatives to protect future cash flows against unfavourable currency movements.

Based on the exchange rate prevailing at the end of Q2’04, the management of the Savage River Project does not forecast any cash shortfall for the remainder of 2004. The Company funded a $2.3 million cash shortfall in Q1’04 but has not committed, nor made any decision, to invest additional funds to finance any future cash shortfall at the Savage River Project. If the management of the Savage River Project is unable to obtain the necessary funding, including third party financial assistance when needed, the project may not be able to continue as a going concern and, accordingly, adjustments may be required to the carrying value of the Company’s investment in the Savage River Project. All debt obligations of the Savage River Project to third parties are non-recourse to the Company.

Total pellet production for 2004 is estimated at approximately 2.3 million tonnes.

C) ADMINISTRATIVE AND OTHER

General and administrative – The $1.6 million increase in General and Administrative expenditures is primarily due to the increase in stock-based compensation charges in Q2’04. Stock-based compensation costs totalled $1.4 million in Q2’04 compared to $0.3 million in Q2’03.

Foreign exchange – The Company maintains most of its cash resources in Canadian dollars. The foreign exchange loss in Q2’04 is mainly due to the weakening of the Canadian dollar against the U.S. dollar during the quarter.

Gain on sale of investment – In Q2’04, the Company realized a gain of $3.3 million on the sale of its interest in a joint venture to Olympus.

Share of loss of significantly influenced investees –The Company has a greater than 20% equity interest in each of JIN and Intec Ltd. The $0.9 million loss represents the Company’s share of net losses of these two companies in Q2’04.

Share Capital - At August 10, 2004, the Company had a total of 292.0 million common shares outstanding and 12.9 million share purchase warrants outstanding as shown in the following table:

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

Share purchase warrants
outstanding	Maturity date	Strike price
7.150 million(1)	December 19, 2004	Cdn$12.00 per share
	December 19, 2005	Cdn$12.50 per share
5.76 million (2)(3)	February 15, 2005	$8.68 per share

(1)	Each warrant entitles the holder to acquire one common share.

(2)	Each 10 warrants entitle the holder to acquire one common share.

(3)	In 2004, the expiry date was extended from February, 2004 to February, 2005.

At August 10, 2004, the Company had a total of approximately 10.5 million incentive stock options outstanding with a weighted average exercise price per share of Cdn$4.54. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.08 to Cdn$12.70 per share.

CASH RESOURCES AND LIQUIDITY

At June 30, 2004, consolidated working capital was $72.6 million, including cash of $37.0 million, compared with working capital of $102.1 million and cash of $61.1 million at March 31, 2004 ($126.9 million and $108.2 million, respectively, at December 31, 2003) .

Operating activities – In Q2’04, the $23.3 million in cash used in operating activities before net changes in non-cash operating working capital was primarily attributed to a net $25.9 million in exploration activities and $1.7 million in deferred stripping costs.

Investing activities – In Q2’04, a total of $6.5 million in cash was used in investing activities. The main cash expenditures consisted of an approximately $8.1 million (net $4.0 million to Ivanhoe Mines) addition to the S&K Mine’s debt reserve account and $3.1 million in mining property, plant and equipment and other capital asset additions.

Financing activities – Cash provided by financing activities in Q2’04 totalled $0.2 million. On July 8, 2004, the Company raised $106 million (Cdn$140 million) through the issue of 20.0 million common shares at a price of $5.32 (Cdn$7.00) per common shares.

The Company’s existing cash resources are expected to be sufficient to fund the completion of a feasibility study on the proposed open pit operation on the Southern Oyu deposits, a pre-feasibility study for the proposed underground operation in the Hugo Dummett zone and to sustain the Company’s planned exploration and development operations at Oyu Tolgoi, through the first quarter of 2005. Following completion of the open pit feasibility study, the Company expects to be in a position to seek project financing in order to implement its initial open pit development plans at the Southern Oyu deposits. However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. Expenditures on the Oyu Tolgoi Project during the second quarter of 2004 aggregated $19.9 million and the Company expects to average approximately $8.1 million per month on further project expenditures through the first quarter of 2005.

The Company anticipates that it will require approximately $24.2 million for its activities in respect of Inner Mongolia, Mongolia (other than Oyu Tolgoi), Cloncurry, JIN, other exploration projects and

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

general and administrative expenditures for the balance of 2004 and expects to fund these expenditures from its existing cash resources.

The Mongolian government has recently confirmed to Ivanhoe Mines, in writing, that it fully expects to redeem its $50 million treasury bill (purchased by the Company in December, 2003) on its scheduled maturity date. Although the Company expects to receive $50 million by year end 2004 from the redemption of its treasury bill by the government of Mongolia, and that these funds will then become available to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements. The Company does not expect to receive any cash distributions in 2004 from its two producing mines, as any available surplus cash generated by each mine will be used either to repay third-party loans or commitments or to expand existing operating mine capacity.

The Company expects to fund additional planned expenditures for 2005 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third party participation in one or more of the Company’s projects or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities in 2005 and thereafter. Over the long term, the Company still needs to obtain additional funding for, or third party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.

CONTRACTUAL OBLIGATIONS

Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts that include commitments for future operating payments under contracts for power, port operations, equipment rentals and other arrangements. Substantially all of the Savage River Project’s obligations relate to commitments for natural gas, power and a mining contract. Currently, the mining operations at the Savage River Project are scheduled to terminate at the end of 2007 and the pellet producing operations are scheduled to terminate in 2009.

Pursuant to a deferred purchase obligation, the management of the Savage River Project and the Tasmanian Government are committed to co-managing the remediation of environmental exposures created by prior operations on the Savage River site. The remediation work may be carried out by the mine in conjunction with normal mining operations. This deferred obligation, which amounted to AUD$15.0 million at the end of Q2’04, is secured in part by a bank letter of credit for AUD$2.8 million. Ivanhoe Mines’ contractual obligations are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

In Q2’04, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars)

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2003.

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2003.

RELATED PARTY TRANSACTIONS

The Company’s related party transactions are substantially unchanged from the disclosure in its MD&A for the year ended December 31, 2003, except as disclosed in Note 7(c) to the unaudited consolidated financial statements for the three and six months ended June 30, 2004.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In Q2’04, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls over financial reporting, or other factors that could significantly affect such internal controls over financial reporting. The Company’s CEO and CFO periodically review the Company’s disclosure controls over financial reporting. At the end of Q2’04, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

OVERSIGHT ROLE OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s quarterly MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Charles P.N. Forster, an employee of Ivanhoe Mines and a qualified person under National Instrument 43-101. Disclosure of a scientific or technical nature in this MD&A in respect of the Monywa Copper Project was prepared by or under the supervision of Mark Haywood, an employee of Ivanhoe Mines and a qualified person under National Instrument 43-101.

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Robert M. Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd. (the issuer) for the interim period ending June 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

“Robert M. Friedland”

Robert M. Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Peter Meredith, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd. (the issuer) for the interim period ending June 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

“Peter Meredith”

Peter Meredith
Chief Financial Officer
Ivanhoe Mines Ltd.